QUINTEC, INC.
26 Floor, One Harbour Square,
181 Hoi Bun Road,
Kwun Tong, Kowloon, Hong Kong
VIA EDGAR CORRESPONDENCE

December 21, 2015

Ms. Mara L. Ransom
Assistant Director
US Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3720
100 F Street NE
Washington, DC 20549

Re:            QUNITEC, INC.
Amendment No. 1 to Preliminary Information Statement on Schedule 14C
Filed December 3, 2015
File No. 333-195543

Dear Ms. Ransom:

This letter and the accompanying revised Schedule 14C are in response to the Commission’s comment letter dated December 16, 2105.

General

1.
Please clarify how you plan to effectuate the forward stock split because it appears that you do not have enough authorized shares to do so.  Additionally, please discuss the reasons for the split, the effects of the split, and the mechanics of the split, including, for example, when the record date for the split will be set and what shareholders will need to do to obtain the new shares.

Response:  Since the stock split does not require shareholder consent, we have eliminated any reference to the forward split in the revised Schedule 14C

2.
It appears that you will need to increase your authorized shares to effectuate the forward stock split. Accordingly, please revise your disclosure to discuss the possible anti- takeover effects of the increase in authorized shares.  Please also discuss other anti- takeover mechanisms that may be present in your governing documents and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences.  Please refer to the Instructions to Item 19 of Schedule 14A and Release No. 34-15230 (October 13, 1978).

Response:  Language has been added discussing the possible anti-take-over effects of increasing the authorized common stock.

3.
Please revise your information statement to affirmatively state, if true, that the increase in authorized shares is not in any way related to plans or intentions to enter into a merger, consolidation, acquisition, or similar business transaction.

Response:  Language has been added indicating that the increase in authorized shares is not being undertaken to effectuate an acquisition or merger pending at this time.

4.
We note your disclosure in the Current Report on Form 8-K filed December 3, 2015 that Walter Lee sold 15,000,000 shares of your common stock to Yang Yong Qiang and Jin Wai Min, who subsequently became officers and directors of the Company.  Please update the disclosure in this information statement to reflect this change in ownership and management.

Response:  The share ownership table has been modified to disclose the recent sale of shares.

The Company acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

The Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

The Company acknowledges that it may to assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Yong Qiang Yang
Yong Qiang Yang,
CEO